NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Bank of America Corp.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 12, 2023 Email sent by Eri Yamaguchi, Senior Corporate Governance Officer—Head of Environment for the New York State Common Retirement Fund

VOTE FOR

SHAREHOLDER PROPOSALS ON TRANSITION PLAN

FILED AT

BANK OF AMERICA, JP MORGAN CHASE, WELLS FARGO,

MORGAN STANLEY, and GOLDMAN SACHS

The New York State Common Retirement Fund urges shareholders to VOTE FOR proposals filed at Bank of America Corp., JP Morgan Chase & Co., Wells Fargo & Co., Morgan Stanley, and Goldman Sachs calling for these financial institutions to report a transition plan that describes how they intend to align their financing activities with their 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such measures and policies, and timelines for implementation and associated emissions reductions.

Though all of these financial institutions have made net-zero commitments, have joined the Net-Zero Banking Alliance (NZBA), and have adopted their 2030 sectoral GHG emissions reduction targets, none of these financial institutions have published transition plans, leaving investors without adequate information to assess whether and how these institutions are achieving their net zero commitments, their 2030 GHG emissions reduction targets, and are effectively mitigating climate risks and maximizing climate opportunities.

Transition plans are a necessary tool for these institutions to describe to investors the milestones, metrics, and timelines they intend to take in pursuit of achieving their 2030 GHG emissions reduction targets and net zero commitments and addressing their climate risks and opportunities. An effective transition plan would describe strategies regarding how these institutions intend to reduce their financing emissions, avoid risks associated with their high-carbon financing activities, and capture their financing opportunities associated with the net-zero transition.

Financial institutions face significant risks as the global economy decarbonizes. Failure to achieve net-zero greenhouse gas emissions by 2050 at the latest and limit global warming to 1.5-degrees Celsius poses enormous risks to the global economy, with estimates of global losses from unabated climate change of 10% of total economic value by mid-century.1

Investors seek disclosures demonstrating these institutions’ concrete transition strategies to credibly achieve their disclosed emission reduction targets and address climate risks and opportunities.

The proponent asks these financial institutions to take proactive steps to increase their transparency and accountability by reporting a transition plan. We thus urge you to SUPPORT THESE SHAREHOLDER PROPOSALS CALLING FOR TRANSITION PLAN.

For questions, please contact Eri Yamaguchi, Senior Corporate Governance Officer – Head of Environment, New York State Common Retirement Fund, eyamaguchi@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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1 https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html